Filed by Uroplasty, Inc.
pursuant to Rule to Rule 425
Under the Securities Act of 1933
Deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Uroplasty, Inc.
Commission File No. 001-32632

UROPLASTY, INC.

Moderator:  Doug Sherk
January 22, 2015
3:30 pm CT

Operator:  Please stand by. Good day everyone and welcome to the Uroplasty Fiscal Third Quarter 2015 Financial Results Conference Call. As a reminder, today’s call is being recorded.

At this time I would like to turn the conference over to Doug Sherk. Please go ahead, sir.

Doug Sherk:  Thank you (Doris) and good afternoon everyone. Thank you for joining us for Uroplasty’s conference call to review the financial results for the third fiscal quarter of 2015 which ended on December 31, 2014. The news release announcing the results crossed the wire this afternoon shortly after the market closed and is currently available on the Uroplasty website. We have arranged for a taped replay of this call which can be accessed by phone. This call is also being streamed live on the Investor Relations section of our website at uroplasty.com and will be archived there.

Before we get started, during the course of this conference call Uroplasty’s Management will make projections and other forward-looking statements regarding future events including but not limited to statements about sales, reimbursement for procedures performed with our products, the potential market opportunities for our products, and new product initiatives, and expectations related to the proposed merger with Vision-Sciences which was announced on December 22, 2014. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from anticipated results. These risks and uncertainties, as well as others, are more fully discussed in the Company’s annual report on Form 10-K, quarterly reports, and Form 8-K reports filed with the SEC. Additionally the statements made on this conference call are made only as of today, January 22, 2015, and we assume no obligation to update these forward-looking statements to reflect future events or actual outcomes and do not intend to do so.

With that, I would like to turn the call over to Rob Kill, President and Chief Executive Officer of Uroplasty.

Rob Kill:  Good afternoon and thanks for joining us today. With me on the call is Brett Reynolds, our Chief Financial Officer, and Darin Hammers, our Senior Vice President of Sales and Marketing.

To begin, let me briefly review our third quarter performance. Global Urgent PC revenue grew 14.5% with U.S. Urgent PC revenue up 16.4% in the third quarter. For the first nine months of our fiscal year, global Urgent PC revenue was up 17.1% over prior year. This performance is consistent with our guidance at the beginning of the fiscal year when we stated you should expect approximately 15% Urgent PC annual revenue growth. We believe our performance also illustrates the growing recognition by physicians and patients of the value provided by our Urgent PC technology, the only non-drug, non-surgical treatment option for refractory OAB patients.

At the start of the fiscal year we also stated that Macroplastique revenue, which represents approximately 30% of our total revenue, would be similar to prior year with quarterly variations. In the third quarter we experienced one of those variations with a 13.8% decline. This was a variance that was higher than expected, primarily due to timing of distributor orders in the international markets, as well as our decision to focus our sales resources on Urgent PC growth. As a reminder, the market for Macroplastique is small and it’s not growing, and our best-in-class bulking agent doesn’t provide a solution to the large majority of female stress urinary incontinence cases which result from hypermobility; events such as laughing, coughing, sneezing and exercising.

Moving onto our proposed merger with Vision-Sciences, our 44 U.S. sales reps and eight direct international sales reps form a distribution platform, primarily into in-office urology, which is a key competitive advantage for us. Even with the consistent growth in Urgent PC, our U.S. reps manage territories with an average size of just about $450,000. We continue to believe that a sales rep has the capability and the capacity to manage a sales territory of approximately $1 million, which is similar to other medical device companies.

Over the past few quarter we’ve been consistent in expressing our intention to add additional products to fill the sales rep capacity and we believe that our proposed merger with Vision-Sciences, which adds the innovative, industry technology platform for our sales reps product portfolio, is a key first step towards achieving that goal. Upon the completion of the proposed merger with Vision-Sciences, we will bring together two companies, each with proprietary and innovative technology offerings that primarily serve the urology market.

The intent of this proposed merger transaction is to create a medical device company that will grow at a faster rate than either company would on a standalone basis. We believe that the new company, which will be named Cogentix Medical, will achieve this goal by having Uroplasty’s existing 44 person sales team in the U.S. and eight person international sales team aggressively promote Vision-Sciences EndoSheath technology platform in addition to our current Uroplasty products into the urology market. We believe our already established presence and relationships in the urologist’s office creates a significant opportunity for the combined company to expand EndoSheath sales, while at the same time enabling our sales team to become more valuable and more meaningful to their urologist customer.

Importantly, we expect that the combination will also provide another platform for Cogentix Medical, to expand in the growing markets in airway management through EndoSheath applications for ENT and critical care pulmonology, call points that are already served and will continue to be served by the existing 13 person Vision-Sciences sales team.

Uroplasty’s existing 44 U.S. reps and eight direct international sales reps will remain focused solely on the significant opportunity in the urology market, which will represent approximately 80% of Cogentix Medical’s total revenue.

In addition to this anticipated revenue growth opportunity for Cogentix, we see an opportunity to expand Vision-Sciences’ gross margin over time to approximately 50%, up from the 31% reported for the quarter ended September 30. We expect that the combined company will achieve these gross margin levels through a combination of higher volume and lower cost of goods, and by optimizing the current Vision-Sciences’ manufacturing operation.

With that, I will turn the call over to Brett Reynolds, Uroplasty’s Chief Financial Officer, to discuss highlights of the quarter and some additional anticipated financial aspects of the combined company.

Brett Reynolds:  Thank you, Rob. Good afternoon everyone. Fiscal Q3 was another solid quarter for our core product line and we achieved overall revenue growth of 4.2%. Adjusting for the negative impact of changes in foreign currency exchange rates, revenue growth would’ve been 5.7% when compared to the third quarter last year. Urgent PC revenue grew 14.5% in Q3 and 17.1% for the first nine months of the fiscal year. Total revenue for this product line was $4.4 million in the current quarter compared to $3.9 million a year ago. U.S. Urgent PC revenue totaled $3.7 million compared with $3.2 million in the same quarter of the prior year, which represented growth of 16.4%. Urgent PC sales outside the U.S. totaled $714,000 which represented growth of approximately 6% over Q3 last year. On a constant currency basis, Urgent PC sales outside the U.S. grew by 11% in the third quarter and global UPC growth would’ve been 15.5% on a constant currency basis.

In the current quarter, we sold 4,744 Lead Set boxes of Urgent PC in the U.S. compared to 4,070 boxes in the third quarter of last year. This growth was due to an increase in the number of active customers. We had 906 active customers in the U.S. for Urgent PC during the third quarter, which was a record customer count and a significant increase from the 779 active customers we had one year ago. In the current quarter, we had 105 new customers and 40 re-engaged customers.

Utilization by all of our accounts averaged 5.24 boxes in the quarter, consistent with the year ago quarter as well as the second quarter of this year. Average utilization by our top 50 accounts remained strong at 25 boxes in the current quarter.

Global Macroplastique revenue was $2 million, down 14% compared to the third quarter last year. On a year-to-date basis, global Macroplastique revenue is down approximately 8% and we now believe that we’ll finish Fiscal ’15 with revenue from this product line that is approximately 5% below the level of ’14. As Rob stated earlier, while we have a best-in-class bulking agent, it serves a small market that is not growing and is not a primary focus of our sales team.

Total revenue in the U.S. was $5.1 million in the quarter, up 6.9% compared to last year. Total international revenue in the quarter was $1.6 million, a decrease of approximately 4% over the prior period, which is primarily due to lower sales of Macroplastique and the negative impact of changes in foreign currency exchange rates.

Our gross margin was 88.3% in the quarter, consistent with the record we achieved last quarter, and 50 basis points higher than the 87.8% gross margin in the third quarter last year. Gross margins have continued to benefit from the larger contribution of total revenue from Urgent PC sales.

Operating expenses for the period totaled $8 million compared to $6.3 million in the same quarter last year. The increase reflects $820,000 of merger-related costs, primarily investment banking and legal fees. Excluding these merger-related costs, operating expenses would’ve been $7.2 million in the quarter or 14% higher than last year, primarily due to higher sales and marketing expenses reflecting full staffing of our sales team and having ten clinical specialists in the current quarter compared to five a year ago.

Our operating loss of $2.1 million in the third quarter compares with $0.7 million operating loss in the same quarter last year. Excluding non-cash charges for share based comp, depreciation and amortization, as well as merger related expenses, the non-GAAP operating loss was $0.7 million in this quarter compared with a non-GAAP operating loss of $0.3 million a year ago.

As Rob mentioned earlier, our proposed merger with Vision-Sciences is one focused on revenue growth. As a combined company we anticipate being able to drive revenue growth higher than either company could on a standalone basis. We also expect to realize cost synergies from the proposed merger and we remain committed to assessing all opportunities for cost savings. Last month we articulated that we believe that more than $1 million of public company and G&A costs would be saved through the combination. We have continued to examine additional cost saving opportunities during our integration planning and we are confident that our total annualized cost savings will exceed the $1 million already communicated.

At December 31, 2014, we had cash, cash equivalents and investments of $8.7 million.

We remain focused on maintaining a capital structure that allows us the flexibility and liquidity to execute our growth plans. Historically, Uroplasty and Vision-Sciences have been cash flow negative and this will continue as a combined company. However, with the expected revenue growth and the anticipated cost savings, the ongoing cash usage of the combined entity will be at a lower rate than that of each business run separately. We currently expect the combined company to be cash flow negative in Fiscal ’16, with reduced cash usage in Fiscal ’17, and if our current assumptions hold true we anticipate being cash flow positive in Fiscal ’18.

While we believe we have sufficient cash and capital to operate our business for the foreseeable future, we are exploring accessing additional capital and considering a variety of non-dilutive financing options for the combined company, such as a line of credit or a term loan. Our chief criteria in evaluating financing options is to determine which one offers the best prospects for returns to our shareholders, and we fully understand the impact an equity raise would have on existing shareholders. We are confident that the combined company will have alternatives to an equity raise that allow us to achieve our goal of rewarding shareholders.

Taking a look at the share count as contemplated by the merger, Uroplasty currently has 22.1 million shares outstanding and Vision-Sciences has 48.3 million. At the exchange ratio in our merger agreement of 3.6331 of Vision-Sciences shares for every one of Uroplasty, approximately 80.5 million new shares of Vision-Sciences will be issued to Uroplasty shareholders in conjunction with the proposed merger. This will result in a total share count of approximately 128.7 million shares of Cogentix Medical with the close of the merger.

In the near future, it is anticipated that Vision-Sciences will be filing a Registration Statement on Form S-4 that will include a joint proxy statement of both companies and a Prospectus. Shareholders of both Uroplasty and Vision-Sciences will be asked to approve the merger and Vision-Sciences shareholders will also be voting to approve the shares to be issued to Uroplasty, among other items. Once Vision-Sciences files a Form S-4, we expect the SEC will take a short time to determine whether they will review the Form S-4. If the SEC does not review the S-4, we would expect the shareholder vote to take place in early March. If the SEC does review the document, the timing of the shareholder vote would most likely occur in the April timeframe or beyond, depending upon the extent of the SEC comments.

Now I’ll turn the call back to Rob.

Rob Kill:  Thanks, Brett. In summary, we remain focused on executing upon the Urgent PC growth opportunity in front of us and we expect to finish Fiscal 2015 with a strong fourth quarter. Global Urgent PC sales are expected to grow approximately 15% over the same quarter of the prior fiscal year and we expect global Macroplastique sales to be approximately $2 million, which is consistent with the revenue generated from this product line over the prior four quarters and is growth of approximately 5% over the prior year quarter. Total revenue for the full year including an assumed negative impact from foreign currency exchange rates should be in the range of $26.5 million to $26.8 million.

At the same time we are focused on completing the merger with Vision-Sciences and creating a new company, Cogentix Medical, which we believe will grow more quickly than we would as a standalone. Upon completion of the proposed merger, our goal will be to build a medical device company with annual revenue of approximately $100 million within the next three years, up from the approximately $43 million of combined revenue for the trailing 12-month period ending September 30, 2014. The anticipated merger with Vision-Sciences will put us well on our way to that goal.

The combined company will seek to identify underperforming yet innovative assets with good growth potential. The intent is to develop distribution partnerships or to enter into license agreements or to acquire these assets at attractive valuations. Upon full integration, we will then accelerate revenue growth of the new products to a minimum 15% and reward our shareholders to an increased valuation generated by that growth. In fact, we believe this merger with Vision-Sciences will create the opportunity for us to pursue potential add-on product transactions that fit well strategically with the new Cogentix Medical. Without this merger, we otherwise would not have the potential ability to pursue them.

As we’ve said before, business development activity takes time to mature and we will be thoughtful and prudent in how we value assets. Most importantly, we will be good stewards of our shareholders’ investment and we will not complete a deal just to do a deal.

Today, Uroplasty shares trade at less than 1.5 times our forecasted fiscal year 2015 revenue, and our enterprise value equates to only one times trailing 12 months revenue, which we believe are significantly lower multiples than medical device peers with our growth rate and growth potential. If we apply peer company multiples to the approximate $50 million in FY ’16 revenue and the growth that we expect in the coming years, we believe that there’s an opportunity for significant shareholder value creation in completing this merger, which is anticipated to occur in the first half of 2015.

This concludes our formal remarks and now we’d like to take any questions you may have. So, Operator, please open the call for our Q&A.

Operator:  Thank you. Ladies and gentlemen if you would like to ask a question, please signal by pressing star, 1, on your telephone keypad. If you are using a speaker phone, please make sure your mute function is turned off to allow your signal to reach our equipment. We do ask that you limit yourself to one question and one follow-up; you may then re-enter the queue for any additional questions. Once again, that is star, 1, to ask a question, and we’ll go first to Chris Lewis with Roth Capital Partners.

Chris Lewis:  Good afternoon guys. Thanks for taking the questions.

Rob Kill:  Hi Chris.

Brett Reynolds:  Hi Chris.

Chris Lewis:  First, can you provide the combined company’s – assuming the merger is finalized, can you provide what the combined company’s cash and debt position will be?

Brett Reynolds:  So – this is Brett, Chris. I mean our cash is $8.7 million. Vision-Sciences, they last reported September 30; they had $1.4 million in cash and $24.5 million of debt at that point.

Chris Lewis:  Okay, and can you give us the terms for the debt?

Brett Reynolds:  So the terms of the debt are with – the debt is with the Chairman of Vision-Sciences. The terms have been renegotiated. It will be five years, no interest until the end; interest at about 1% that will accrue, not be paid.

Chris Lewis:  Got you. Thanks for that…

Brett Reynolds:  ((Inaudible)) yes.

Chris Lewis:  Then in terms of gross margin of the combined entity, you know you implied getting to around maybe $50 million - $48 to $50 million in combined revenues, you know, in the first year after integration. What do you think a blended gross margin, you know, ballpark would look like at that revenue level?

Brett Reynolds:  Yes, if you look at the trailing 12 months, the combined gross margin is in the mid-60s, 63 to 65% and, you know, assuming the same mix going forward I think that’d be a good assumption. As Rob mentioned, we’re looking to improve the gross margin of Vision-Sciences. That will take some time.

Chris Lewis:  Great and then as a combined entity, Rob, maybe you can just talk about the appetite for M&A once the merger is finalized. How long would you expect the integration process to last before you feel comfortable enough with the integration to become more active on the M&A front? Thanks.

Rob Kill:  Yes. So Chris, we’re right in the midst of integration planning with our partners from Vision-Sciences. Our sense is that, you know, we can become fully integrated within six to nine months.

In terms of other transactions, it depends on the type of transactions. It could be a licensing agreement or an add-on product transaction that is a different type of integration than what we’re doing here with Vision-Sciences, and as I said, this combination gives us the opportunity to pursue some that we couldn’t have pursued without it and they’re a great fit for what we’re doing strategically. So, you know, time will tell. It just depends on the type of transaction.

Chris Lewis:  Thanks for the time.

Rob Kill:  Sure. Thanks for your questions.

Operator:  We’ll go next to Brooks O’Neill with Dougherty and Company.

Brooks O’Neill:  Good afternoon. First, I’d like to ask Darin if he could just describe what he sees as sort of the challenges and opportunities of taking the Vision-Sciences product line and ramping the UPI sales organization to more effectively market those products?

Darin Hammers:  Sure. Hi Brooks.

Brooks O’Neill:  Hi.

Darin Hammers:  You know, at first blush it’s obvious – it’s an obvious fit for the urology call point.

Brooks O’Neill:  Yes.

Darin Hammers:  I have 44 reps who spend 100% of their time – virtually 100% of their time in the urology office. Cystoscopy, flexible cystoscopy is a great growth opportunity for Vision-Sciences and we have relationships in those offices already, so it’s a natural transition into our sales force. Obviously the challenge would be to get these guys up and running and educated on the products and procedures and capital selling.

Brooks O’Neill:  Do you think that’s going to take a long time, or do you think with focused training and education they can get there within a few quarters or something?

Darin Hammers:  Yes I think it’s going to depend on the territory and the person, but what we’re going to plan to do is to integrate the 13 Vision-Sciences reps alongside the 44 that we have, so it’s one plus one equals three versus substituting one for the other.

Brooks O’Neill:  Okay. That makes a lot of sense. Could you just describe also - obviously the business today is more focused on Urgent PC and you guys have made tremendous progress in that regard in many ways, but how do you see the future opportunities for Urgent PC shaping up? What are the big opportunities, I guess, is the way to say it?

Darin Hammers:  Well, obviously there’s still a lot of opportunity in the urology market.

Brooks O’Neill:  Yes.

Darin Hammers:  We’re gaining momentum. Every quarter we continue to add more and more new customers and we’re doing a better job of holding onto our existing customers. We also launched an initiative about six or seven months ago to really start to focus more on the gynecologist, who’s the primary care physician for a lot of women, as well as alternative markets with CCRCs and the active adult communities. So, we’re looking opportunistically at these other markets but we still see a lot of runway in the urology market as well.

Brooks O’Neill:  Cool, and are there any additional opportunities for reimbursement that are out that there that I might not be thinking about right this second?

Darin Hammers:  No it’s a – I mean there are, but I think that the thing to consider is 100% of the Medicare lives now have access and coverage for PTNS.

Brooks O’Neill:  Okay.

Darin Hammers:  With the addition of NGS, and a large majority of those who are treated for overactive bladder tend to be that population.

Brooks O’Neill:  Yes.

Darin Hammers:  There are a couple of private payers that we’re still pursuing and we still have to penetrate Blues. In terms of reimbursement levels, the actual rate for 2015 has gone up $2 to $123 per treatment, obviously subject to the annual SGR fix, but we feel really good. I mean our team has done a masterful job of reimbursement.

Brooks O’Neill:  Great. Thanks a lot. That’s very helpful.

Darin Hammers:  Thanks for your questions.

Operator:  We’ll go next to Tim Clarkson with Van Clemens.

Tim Clarkson:  Hi Rob. I just wanted to get some additional color. You mentioned that you thought there was an opportunity to improve the gross margins at Vision-Sciences. How would you go about doing that?

Rob Kill:  Well, I think it’s pretty straight forward as I said, Tim. It’s, one, obviously increased volume will provide leverage there; two is we do see some cost of goods opportunities in the short term and in the long term; and three is we see some opportunities to optimize the manufacturing of the scopes, primarily in the Orangeburg facility, the same things that Vision-Sciences sees and, you know, over time we see a path to 50% gross margins.

Tim Clarkson:  Okay. Do you have an idea at what point the combined companies would be approaching some kind of a break point where you start to get close to profitability?

Brett Reynolds:  Hey Tim. It’s Brett Reynolds here. We…

Tim Clarkson:  Yes.

Brett Reynolds:  I mentioned in my comments that it’d be – Fiscal ’18 is our current projections. We’ve talked about ’16 being, you know, $50 million revenue and a growth of 15% thereafter, so you can see what dollar amounts along with some synergies it would take.

Tim Clarkson:  Okay, great. Thanks.

Brett Reynolds:  Thanks Tim.

Operator:  We’ll go next to Lance Willsey with Miura Partners.

Lance Willsey:  Thank you. A couple of quick questions. Prior to announcing this integration – this merger and integration, what was the projection on breakeven profitability for Uroplasty as a standalone entity?

Rob Kill:  We had not provided any guidance on that.

Lance Willsey:  Okay, and second of all, the other thing that we didn’t hear about on this call at all is the ongoing discussions you’ve had with the FDA on the fecal incontinence study. So if you could give us an update on that, as well as sort of some – your thoughts on internally sort of your allocation of both intellectual capital and financial capital towards those acquisitions, which in this case are lower margin, much lower growth acquisitions versus internal opportunities that we’ve had at hand here such as the fecal incontinence. Thank you.

Rob Kill:  Right. So, I guess two questions there. One is we’re still waiting for the six month results of our pilot study in the U.S. as well as the six-month results from the independent study in the U.K. If you recall from the last earnings call, we met with the FDA to discuss study design and it was made clear that we’ll need six-month data, and so we’ll assess this opportunity when we get that data which should probably be some time in the next 30 days.

Then from a broader perspective, you know, we obviously have some interesting opportunities – new R&D opportunities that are created by this proposed merger and we’ll assess both of those product pipelines and combine them into one Cogentix Medical product pipeline and we’ll determine which ones we think hold the greatest growth potential and rewards for our shareholders. But that is part of the integration planning process right now and we’ll have that – we’ll determine that over the next several months.

Lance Willsey:  All right. Thank you.

Operator:  We’ll go next to Larry Haimovitch with HMTC.

Larry Haimovitch:  Good afternoon gentlemen. Brett, I think this question is probably directed to you. In regard to the cash flows, you’ve laid out a plan of reducing the cash flow – reducing the cash burn I should say, and I think you said in Fiscal ’18 breakeven or better. What’s the total cash burn we’re looking at between now and Fiscal ’18, Brett?

Brett Reynolds:  You know, Larry, I’m going to stick to the comments in the prepared remarks. You know, we will use cash in ’16; there’ll be reduced cash usage in ’17, and then cash flow positive. When we do get done with the merger we’ll see what type of guidance; we’ll provide top line and cash burn, but right now I think people should look at cash usage ’16, ’17 less, and ‘18 cash flow positive.

Larry Haimovitch:  Well obviously my question is that, you know, depending on the number, if we’re talking about a tiny amount of cash burn no big deal, but if we’re talking about millions and millions of dollars of cash burn that has implications for financing. That’s why I’m trying to get you to be a little more specific.

Brett Reynolds:  Yes, and you know we have the cash and cash equivalents of $8.7 million, $1.4 million at Vision-Sciences, and, you know we think that along with, you know, looking at certain non-diluted financing is more than sufficient to get to cash flow breakeven.

Larry Haimovitch:  Okay. So you would guess right now, Brett, that the need for an equity financing to bridge the cash burn is not going to be necessary, and you will get to cash flow breakeven or positive, at this point, without an equity offering is the way you’re look at it?

Brett Reynolds:  You know we can’t sit here and say exactly what would happen, but we are confident the combined company, you know will have alternatives to an equity raise that will allow us to achieve our goal of rewarding shareholders.

Larry Haimovitch:  Okay. If I could, I don’t know if you need to – I need to get back in queue, but I did have a question for Darin.

Darin Hammers:  Sure. ((Inaudible)).

Larry Haimovitch:  Darin, you’re going to be adding a significant amount of sales and product to the existing salesman’s bag. Does it worry you that that’s going to be distracting to them, that that will make them take their eye off the ball to some extent with either Urgent PC or with Macroplastique?

Darin Hammers:  Actually, no, Larry. I think if you look at where they spend their time, it’s an easy fit into their sales bag. They’re in front of these customers everyday as it is. You know, is there a ramp to learn these products and the procedures? Absolutely, but I think we will have the ability and the capacity to leverage the relationships they have to significantly grow all those products, not just one at the expense of the other.

Then secondly, we’ve been looking the profile of the reps that we’ve been hiring for the last couple of years as well to more model a device background, capital selling background versus some of the pharmaceutical approaches that they had a couple of years ago.

Larry Haimovitch:  Do you think that the sales forces’ emphasis - and good success, obviously too;  congratulations on that – on Urgent PC sales, which are growing very nicely, but do you think that that emphasis or that time they’ve spent to get Urgent PC growing the way it is has had a cost to Macroplastique? Because Macroplastique, as I’m sure you are painfully well aware of, continues to decline as a group.

Darin Hammers:  Yes, that space in general is challenged with growth. But, you know, obviously when I got here a couple of years ago there was virtually no focus on Macroplastique. It was 100% Urgent PC. We’ve changed that mix and had them focus on both, but the key growth area is for refractory OAB in Urgent PC, so we expect that to continue to moving forward – or, continue moving forward. But Macroplastique should be at a minimum flat versus prior year. It’s a best-in-class product and there’s still opportunity for sales in that space.

Larry Haimovitch:  Okay. Thank you. I’ll jump back in queue.

Darin Hammers:  You bet.

Operator:  At this time there are no further questions in the queue. I’ll turn the call back to Management for closing remarks.

Rob Kill:  Well, thank you Operator, and thanks everyone for participating today. We appreciate your interest and we look forward to updating you on our progress.

Operator:  Ladies and gentlemen, that does conclude today’s conference. We thank you for your participation

Important Additional Information and Where to Find It

In connection with the proposed merger, Vision-Sciences plans to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Uroplasty and Vision-Sciences that also constitutes a prospectus of Vision-Sciences.  Uroplasty and Vision-Sciences will make the joint proxy statement/prospectus available to their respective shareholders. Investors are urged to read the joint proxy statement/prospectus when it becomes available, because it will contain important information. The registration statement, definitive joint proxy statement/prospectus and other documents filed by Uroplasty and Vision-Sciences with the SEC will be available free of charge at the SEC’s website (www.sec.gov) and from Uroplasty and Vision-Sciences. Requests for copies of the joint proxy statement/prospectus and other documents filed by Uroplasty with the SEC may be made by contacting Brett Reynolds, Senior Vice President, Chief Financial Officer by phone at (952) 426-6152 or by email at brett.reynolds@uroplasty.com, and request for copies of the joint proxy statement/prospectus and other documents filed by Vision-Sciences may be made by contacting Gary Siegel, Vice President, Finance by phone at (845) 848-1085 or by email at gary.siegel@visionsciences.com.

Participants in the Solicitation

Uroplasty, Vision-Sciences, their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from Uroplasty’s and Vision-Sciences’ respective shareholders in connection with the proposed transaction.  Information about the directors and executive officers of Uroplasty and their ownership of Uroplasty stock is set forth in Uroplasty’s annual report on Form 10-K for the fiscal year ended March 31, 2014,  and its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on July 22, 2014. Information regarding Vision-Sciences’ directors and executive officers is contained in Vision-Sciences’ annual report on Form 10-K for the fiscal year ended March 31, 2014 and its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on June 17, 2014. These documents can be obtained free of charge from the sources indicated above. Certain directors, executive officers and employees of Uroplasty and Vision-Sciences may have direct or indirect interest in the transaction due to securities holdings, vesting of equity awards and rights to severance payments. Additional information regarding the participants in the solicitation of Uroplasty and Vision-Sciences shareholders will be included in the joint proxy statement/prospectus filed with the SEC.

Cautionary Statements Related to Forward-Looking Statements

This press release includes forward-looking statements.  These forward-looking statements generally can be identified by the use of words such as “anticipate,” “expect,” “plan,” “could,” “may,” “will,” “believe,” “estimate,” “forecast,” “goal,” “project,” and other words of similar meaning.  Forward-looking statements in this press release include, but are not limited to, statements about the benefits of the transaction; expected revenue growth rates; the expected timing of the completion of the transaction; and the combined company’s plans, objectives, expectations and intentions with respect to future operations, products and services.  Each forward-looking statement contained in this press release is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement.  Applicable risks and uncertainties include, among others, uncertainties as to the timing of the transaction; uncertainties as to whether Uroplasty shareholders and Vision-Sciences shareholders will approve the transaction; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived; the risk that shareholder litigation in connection with the transaction may result in significant costs of defense, indemnification and liability; other business effects, including the effects of industry, economic or political conditions outside of either company’s control; the failure to realize synergies and cost-savings from the transaction or delay in realization thereof; the businesses of Uroplasty and Vision-Sciences may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; operating costs and business disruption following completion of the transaction, including adverse effects on employee retention and on each company’s respective business relationships with third parties; transaction costs; actual or contingent liabilities; the adequacy of the combined company’s capital resources; and the risks identified under the heading “Risk Factors” in Uroplasty’s Annual Report on Form 10-K, for the fiscal year ended March 31, 2014, filed with the Securities and Exchange Commission (“SEC”) on June 9, 2014, and Vision-Sciences’ Annual Report on Form 10-K for the fiscal year ended March 31, 2014, filed with the SEC on May 30, 2014, as well as both companies’ subsequent Quarterly Reports on Form 10-Q and other information filed by each company with the SEC.  Uroplasty and Vision-Sciences caution investors not to place considerable reliance on the forward-looking statements contained in this press release.  You are encouraged to read Uroplasty’s and Vision-Sciences’ filings with the SEC, available at www.sec.gov, for a discussion of these and other risks and uncertainties. The forward-looking statements in this press release speak only as of the date of this release, and Uroplasty and Vision-Sciences undertake no obligation to update or revise any of these statements.  Uroplasty’s and Vision-Sciences’ businesses are subject to substantial risks and uncertainties, including those referenced above.  Investors, potential investors, and others should give careful consideration to these risks and uncertainties.